Michaoi'Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bnurne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 019‿2 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED
2008 APR 21 P 1:18
FFICE OF INTERNATIONAL CORPORATE FINANCE

14 April 2008

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

08002030

SUPPL

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Transaction in own shares

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Lucie Collins
Group Reporting Accountant
Direct Line 01932 264149
luciecollins@michaelpage.com

PROCESSED
APR 23 2008
THOMSON
FINANCIAL

4/22

82-5162

Regulatory Announcement

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:38 07-Apr-08
Number	8194R

RNS Number:8194R
Michael Page International PLC
07 April 2008

Headline: Transaction in own shares

The Company purchased for cancellation on 7th April 2008 1,000,000 ordinary shares at a price of 287.07 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 323,879,648 ordinary shares with voting rights.

Michael Page International plc's capital consists of 323,879,648 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 323,879,648.

The above figure 323,879,648 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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